Item 77D - 	Deutsche International Growth
Fund (formerly Deutsche Global
Growth Fund) (a series of Deutsche
Global/International Fund, Inc.)
(the "Fund")

Effective October 1, 2017, the Fund was renamed
Deutsche International Growth Fund, and the
Fund's principal investment strategy was amended to the following:

Main Investments. The fund invests primarily in foreign equities (equities issued by foreign based companies and listed on foreign exchanges) and may invest in companies of any size and from any country, including countries with emerging economies. The fund's equity investments may also include preferred stocks and other securities with equity characteristics, such as convertible securities and warrants.

The fund will generally invest less than 20% of its assets in US equities.